UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated February 04, 2025

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 04 February 2025 entitled ‘Vodafone Q3 FY25 Trading Update’.

Vodafone Group Plc Q3 FY25 Trading Update 4 February 2025

Good Group performance, with portfolio transformation completing
"Group service revenue growth accelerated to 5.2% in the third quarter. This was driven by a step-up in the UK and strong performance in Türkiye and Africa, whilst Germany is impacted by the TV law change. We are continuing to invest in the turnaround of our German business and we are starting to see improving customer trends, although conditions have become more challenging in the mobile market.

During the quarter, we completed the sale of Italy for €8 billion and received regulatory approval for Vodafone's merger with Three in the UK. When the UK merger completes in the next few months, we will have fully executed Vodafone's reshaping for growth. We are on track to grow in line with our full year guidance for this year, which we reiterate today, and are looking forward to a stronger Vodafone in the years ahead."

Margherita Della Valle
Group Chief Executive

UK merger approval	€8 billion cash proceeds	€1.5 billion	Reiterated
Completion in the next few months	Vodafone Italy disposal	Share buybacks to-date	FY25 financial guidance

−  Group total revenue: Increased by 5.0% to €9.8 billion in Q3 with good organic service revenue growth partially offset by adverse foreign exchange movements.

− Group service revenue: Grew by 5.6% in Q3 to €7.9 billion and on an organic basis increased 5.2% (Q2: 4.2%), driven by broad-based growth, excluding Germany. The acceleration in quarterly trends was driven by the UK and Africa.

− Germany: Declined by 6.4% in Q3 (Q2: -6.2%), primarily due to the impact of the TV law change. Excluding this impact, service revenue declined by 2.6% in Q3 (Q2: -2.4%), largely due to lower broadband service revenue.

− UK: Organic service revenue growth accelerated to 3.3% in Q3 (Q2: 1.2%), as the significant investments we have made to our customer experience are driving growth in Consumer.

− Other Europe & Türkiye: In Q3, organic service revenue growth in Other Europe remained stable at 2.6% and service revenue growth in Türkiye remained strong, increasing by 53.1% in euro terms, excluding the hyperinflationary adjustment.

− Africa: Organic service revenue growth improved to 11.6% in Q3 (Q2: 9.7%), supported by an acceleration in South Africa and above-inflation growth in Egypt, driven by demand for data and price actions.

− Business: Our growth momentum continued, with organic service revenue growth of 4.3% in Q3 (Q2: 4.0%) driven by double-digit growth in digital services, including cloud & security.

− Group Adjusted EBITDAaL: Increased by 2.2% on an organic basis to €2.8 billion, as service revenue growth in most markets and lower energy costs in Europe more than offset the impact of the TV law change in Germany. The Adjusted EBITDAaL margin of 28.8% was 0.5 percentage points lower year-on-year on an organic basis. On a year-to-date basis, Adjusted EBITDAaL increased by 3.2% on an organic basis to €8.2 billion. Operating profit decreased by 18.4% to €1.0 billion (see basis of preparation on page 7).

− Share buybacks: Third €0.5 billion tranche completed 22 January 2025, with 1.8 billion shares repurchased for €1.5 billion since May 2024. Final €0.5 billion tranche from the initial €2 billion buyback programme commencing today.

− Group FY25 guidance reiterated: On track to deliver Group Adjusted EBITDAaL of c.€11 billion and Group Adjusted free cash flow of at least €2.4 billion.

− UK merger: In December 2024, the UK's Competition and Markets Authority approved the combination of Vodafone and Three in the UK. We expect the merger to formally complete in the next few months.

− Vodafone Italy disposal: The sale of Vodafone Italy to Swisscom AG for €8 billion in cash completed on 31 December 2024. Proceeds have been used to reduce net debt and the Board will target to return up to €2.0 billion via share buybacks once the current programme has completed.

For more information, please contact:
Investor Relations:	investors.vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679
A webcast Q&A session will be held at 10:00 GMT on 4 February 2025. The webcast and supporting information can be accessed at investors.vodafone.com

    Segment performance
In the financial year ended 31 March 2024, in accordance with International Financial Reporting Standards ('IFRS'), we updated our financial reporting to recognise that Vodafone Spain and Vodafone Italy are discontinued operations. The results of discontinued operations are excluded from the Group's segment reporting. The Q3 FY24 comparatives in the tables below have been re-presented to reflect that Vodafone Spain and Vodafone Italy were classified as discontinued operations in that period and should be used as the basis of comparison to our Q3 FY25 results. The disposals of Vodafone Spain and Vodafone Italy completed on 31 May 2024 and 31 December 2024, respectively.

Geographic performance summary

	Service revenue		Other revenue		Total revenue
		Re-presented1		Re-presented1		Re-presented1
	Q3 FY25	Q3 FY24	Q3 FY25	Q3 FY24	Q3 FY25	Q3 FY24
	€m	€m	€m	€m	€m	€m
Germany	2,706	2,892	384	451	3,090	3,343
UK	1,507	1,400	358	340	1,865	1,740
Other Europe	1,201	1,175	235	236	1,436	1,411
Türkiye	776	393	187	139	963	532
Africa	1,607	1,543	465	389	2,072	1,932
Common Functions	165	137	268	306	433	443
Eliminations	(33)	(35)	(15)	(20)	(48)	(55)
Group	7,929	7,505	1,882	1,841	9,811	9,346

Note:
1.   The results for the quarter ended 31 December 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note above.

Service revenue growth	FY24	FY25
Q1	Q2	H1	Q3	Q4	H2	Total	Q1	Q2	H1	Q3
%	%	%	%	%	%	%	%	%	%	%
Germany	(1.3)	1.0	(0.1)	0.3	0.6	0.5	0.2	(1.5)	(6.2)	(3.9)	(6.4)
UK	3.0	5.1	4.1	5.5	6.8	6.2	5.1	2.0	2.9	2.4	7.6
Other Europe	(7.4)	(7.2)	(7.3)	(7.8)	0.3	(4.0)	(5.7)	1.6	2.1	1.9	2.2
Türkiye	(8.5)	21.6	7.4	6.8	15.6	11.7	9.6	54.7	18.8	33.2	97.5
Africa	(14.3)	(14.8)	(14.6)	(7.5)	1.2	(3.4)	(9.2)	1.6	0.3	0.9	4.1
Group	(4.7)	(1.9)	(3.3)	(1.5)	2.9	0.7	(1.3)	3.2	0.2	1.7	5.6

Organic service revenue growth1	FY24	FY25
Q1	Q2	H1	Q3	Q4	H2	Total	Q1	Q2	H1	Q3
%	%	%	%	%	%	%	%	%	%	%
Germany	(1.3)	1.1	(0.1)	0.3	0.6	0.5	0.2	(1.5)	(6.2)	(3.9)	(6.4)
UK	5.7	5.5	5.6	5.2	3.6	4.4	5.0	-	1.2	0.6	3.3
Other Europe	4.1	3.8	3.9	3.6	5.5	4.6	4.2	2.3	2.6	2.5	2.6
Türkiye	74.1	85.0	79.3	90.4	105.6	97.8	88.5	91.9	89.1	90.3	83.4
Africa	9.0	9.0	9.0	8.8	10.0	9.4	9.2	10.0	9.7	9.9	11.6
Group	5.4	6.6	6.0	6.3	7.1	6.7	6.3	5.4	4.2	4.8	5.2

Group profitability	FY24	FY25
Q1	Q2	H1	Q3	Q4	H2	Total	Q1	Q2	H1	Q3
Operating profit (€m)2	1,081	776	1,857	1,252	556	1,808	3,665	1,545	837	2,382	1,022
Adjusted EBITDAaL (€m)1	2,626	2,801	5,427	2,795	2,797	5,592	11,019	2,681	2,730	5,411	2,828
Adjusted EBITDAaL margin %1	29.9	30.5	30.2	29.9	29.8	29.8	30.0	29.7	29.5	29.6	28.8
Organic Adjusted EBITDAaL growth %1	3.3	1.2	2.2	5.1	2.5	3.8	2.2

Note:
1.   Non-GAAP measure. See page 8 for more information.
2.   See page 7 for more information on the basis of preparation.

Germany ⫶ Customer trends improving, despite challenging market conditions

34% of Group service revenue	Q3 FY25	Q3 FY24	Reported	Organic
	€m	€m	change %	change %1
Total revenue	3,090	3,343	(7.6)
- Service revenue	2,706	2,892	(6.4)	(6.4)
- Other revenue	384	451

Note:
1.   Non-GAAP measure. See page 8 for more information.

Growth
Total revenue decreased by 7.6% to €3.1 billion as a result of lower service and equipment revenue. As anticipated, the service revenue reduction in Q3 remained broadly consistent with Q2, declining by 6.4% (Q2: -6.2%). The decline was primarily due to a -3.8 percentage point impact (Q2: -3.8 percentage points) from the end to bulk TV contracting in Multi Dwelling Units ('MDU'), which came into full effect from July 2024, as well as a lower broadband customer base and lower mobile ARPU. Other contributing factors included fully lapping broadband price increases in the prior year and a slowdown in Business mobile, which were partially offset by an easier prior year comparative in Q3 versus Q2 in mobile.

Fixed service revenue decreased by 10.7% in Q3 (Q2: -9.7%) due to the cumulative impact of TV and broadband customer losses. The MDU transition had a -6.8 percentage point impact (Q2: -6.9 percentage points) on fixed service revenue growth in Q3. Performance in the quarter was also impacted by the lapping of the final phase of price increases implemented last year, and the cumulative impact of customer losses.

Mobile service revenue decreased by 1.0% in Q3 (Q2: -1.8%) as ARPU pressure, due to higher competitive intensity in the market which we highlighted in November, and lower mobile termination rates, were only partially offset by a higher contract customer base. During Q3, 1&1 began migrating their customers onto our network as part of our long-term national roaming agreement, however this has been slower than expected. We expect the migration to ramp-up in the following quarters and reach full run-rate during H2 FY26.

Vodafone Business service revenue declined by 3.0% in Q3 (Q2: -1.7%), as lower mobile ARPU, in particular from large corporate contract renewals, was partially offset by digital services demand. The quarterly slowdown was due to project revenue and IoT usage phasing.

Customers
We are pleased to see positive momentum in the development of our customer base, with a further sequential improvement. Our broadband customer base declined by 7,000 during the quarter (Q2: -33,000), and our gigabit-capable customer base increased by 1,000 (Q2: -9,000). We are the largest provider of fixed line gigabit connectivity in Germany, supported by our wholesale agreements with Deutsche Telekom & Deutsche Glasfaser, and we can now market gigabit speeds to almost 5 million households beyond our own cable footprint of 25 million households.

We have now largely completed the migration of our MDU TV customer base following the change in TV law that came into force in July 2024. By the end of December 2024, we had retained 4.1 million households (49% of affected customers), which is in line with our 50% expectation. We will continue to engage with the remaining households affected by the law change. Our total TV customer base declined by 66,000 during the quarter, primarily due to the MDU transition.

Despite higher competitive intensity in the mobile market, our Consumer mobile contract customer base increased by 23,000 in the quarter (Q2: 39,000), as our increased focus on higher value branded and direct sales channels was offset by the continued loss of low-margin customers through resellers' channels. In addition, we saw 5,000 net losses (Q2: -5,000) from Business accounts, partly driven by some large contract tenders in the prior year.

Investing in the turnaround
The continued investment in the turnaround, together with more challenging mobile market conditions and one-off items will result in Germany Adjusted EBITDAaL being lower in the second half of FY25 compared to the first half of FY25.

Our new management team is now in place, with new directors for Business, Consumer, IT and HR. We are also making good progress with the simplification of our German operations, being halfway through the implementation of our 3,100 role reduction plan. In Q3, we stabilised our gigabit broadband customer base and completed the operational execution of the MDU transition in line with our initial expectations. We continue to invest in the customer experience, our brand and B2B. These investments are already leading to year-on-year improvements in customer satisfaction & non-user consideration.

UK ⫶ Market-leading customer experience supporting growth

19% of Group service revenue	Q3 FY25	Q3 FY24	Reported	Organic
	€m	€m	change %	change %1
Total revenue	1,865	1,740	7.2
- Service revenue	1,507	1,400	7.6	3.3
- Other revenue	358	340

Note:
1.   Non-GAAP measure. See page 8 for more information.

Growth
Total revenue increased by 7.2% to €1.9 billion due to service revenue growth and the appreciation of the pound sterling versus the euro.

Service revenue increased by 7.6% (Q2: 2.9%), with organic growth in service revenue of 3.3% (Q2: 1.2%). Organic growth was driven by Consumer and wholesale revenue, and partially offset by a decline in Business. Growth was also supported by positive foreign exchange movements.

Mobile service revenue grew by 6.0% (Q2: 0.6%), and organic growth in mobile service revenue was 1.8% (Q2: -1.1%). The return to organic growth in the quarter was supported by customer base growth in Consumer and the delivery of project milestones in Business.

Fixed service revenue grew by 12.3% (Q2: 9.6%) and organic growth in fixed service revenue was 7.6% (Q2: 8.0%) due to continued growth in the customer base, supported by successful seasonal campaigns, and higher Consumer ARPU.

Vodafone Business service revenue grew by 3.7% (Q2: 0.2%) but on an organic basis, service revenue declined by 0.4%

(Q2: -1.7%). The appreciation of the pound sterling versus the euro and growth in fixed from project work was offset by a decline in mobile, primarily driven by ARPU pressure and a lower customer base. The improvement in quarterly organic trends was supported by the phasing of project revenue.

Customers
In mobile, our Consumer contract customer base increased by 37,000 in the quarter, supported by our customer experience improvements. This was offset by contract disconnections in Business and a reclassification of part of the mobile customer base to IoT, meaning our total contract customer base increased by 1,000 in Q3.

In fixed, we continue to be one of the fastest growing broadband providers in the UK. Our broadband net additions grew by a record 72,000 in Q3, in part supported by the launch of the 'One Touch Switching' in September 2024. Our fibre coverage has reached 18.4 million households and we offer faster speeds of up to 2.2Gbps in more locations than any other provider.

In Q3, we achieved another strong brand Net Promoter Score, with all of our services scoring the highest in the market. We also reduced the level of Consumer 'detractors' to a record low. These achievements reflect the significant investments we have made to our customer experience.

Merger of Vodafone UK and Three UK
In June 2023, we announced a binding agreement to combine our UK business with Three UK to create a sustainable and competitive third scaled network operator in the UK. In December 2024, the UK's Competition and Markets Authority ('CMA') approved the combination of Vodafone and Three in the UK. Following the merger, which we expect to formally complete in the next few months, Vodafone and CK Hutchison will own 51% and 49% of the combined business, respectively. This combination will provide customers with greater choice and more value, drive greater competition, and enable increased investment with a clear £11 billion plan to create one of Europe's most advanced 5G networks. Full details of the transaction can be found here: investors.vodafone.com/merger-of-vodafone-uk-and-three-uk.

Other Europe1 ⫶ Growth momentum sustained

15% of Group service revenue	Q3 FY25	Q3 FY24	Reported	Organic
	€m	€m	change %	change %2
Total revenue	1,436	1,411	1.8
- Service revenue	1,201	1,175	2.2	2.6
- Other revenue	235	236

Notes:
1.   Other Europe markets comprise Portugal, Ireland, Greece, Romania, Czech Republic and Albania.
2.   Non-GAAP measure. See page 8 for more information.

Growth
Total revenue grew by 1.8% to €1.4 billion with higher service revenue being partially offset by the depreciation of local currencies versus the euro. Service revenue increased by 2.2% (Q2: 2.1%) as organic growth in service revenue of 2.6% (Q2: 2.6%) was partially offset by adverse foreign exchange movements. Organic growth was supported by price actions in most markets and public sector project work, partly offset by lower mobile termination rates.

In Portugal, our Consumer and Business segments continued to perform well in Q3. In response to a new entrant, we launched our new second brand, Amigo. In Ireland, service revenue returned to growth in Q3, supported by Business demand for fixed connectivity. In Greece, service revenue increased, driven by continued growth in the public sector and a higher Consumer mobile contract customer base.

Vodafone Business service revenue increased by 5.3% (Q2: 6.6%) as organic growth in Vodafone Business service revenue of 5.8% in Q3 (Q2: 7.5%) was partly offset by adverse foreign exchange movements. Organic growth was mainly driven by demand for digital services and fixed connectivity, as well as public sector project work in Greece and Romania.

Customers
We added 153,000 mobile contract customers and 4,000 fixed customers across our six markets in Q3.

Portfolio
In November 2024, we announced that, along with Digi Romania, we have signed a memorandum of understanding with Hellenic Telecommunications in relation to a potential acquisition of separate parts of its subsidiary Telekom Romania. The discussions are at an advanced stage with the regulatory approval process also underway.

Türkiye ⫶ Continued growth in euro terms

10% of Group service revenue	Q3 FY25	Q3 FY24	Reported	Organic
	€m	€m	change %	change %1,2
Total revenue	963	532	81.0
- Service revenue	776	393	97.5	83.4
- Other revenue	187	139

Notes:
1.   Non-GAAP measure. See page 8 for more information.
2.   Türkiye was designated as a hyperinflationary economy on 1 April 2022 in line with IAS 29 'Financial Reporting in Hyperinflationary Economies'. Organic growth metrics exclude the impacts of the hyperinflation adjustment and foreign exchange translation.

Growth
Total revenue increased by 81.0% to €1.0 billion, with service revenue growth partly offset by the depreciation of the local currency versus the euro in prior quarters. Service revenue increased in euro terms by 97.5% (Q2: 18.8%) as reported under IAS 29, with organic growth in service revenue of 83.4% (Q2: 89.1%). Excluding the impact of the hyperinflationary adjustment, service revenue increased by 53.1% (Q2: 49.5%) in euro terms. Growth was primarily driven by ongoing repricing actions and value accretive base management activities and only partially offset by adverse foreign exchange movements in prior periods.

Vodafone Business service revenue increased in euro terms by 117.0% (Q2: 32.8%) as reported under IAS 29 and organic growth of service revenue was 102.8% (Q2: 109.9%) during the quarter, primarily supported by Business demand for our digital services and fixed line connectivity, as well as mobile repricing actions.

Customers

We added 341,000 mobile contract customers during the quarter, including migrations of prepaid customers.

Africa ⫶ Growth accelerating

20% of Group service revenue	Q3 FY25	Q3 FY24	Reported	Organic
	€m	€m	change %	change %1
Total revenue	2,072	1,932	7.2
- Service revenue	1,607	1,543	4.1	11.6
- Other revenue	465	389

Note:
1.   Non-GAAP measure. See page 8 for more information.

Growth
Total revenue increased by 7.2% to €2.1 billion as higher service and equipment revenue and an appreciation of the South African rand versus the euro were partly offset by the depreciation of the Egyptian pound versus the euro in March 2024. Service revenue increased by 4.1% (Q2: 0.3%) and organic growth in service revenue was 11.6% (Q2: 9.7%), with growth in South Africa, Egypt and all of Vodacom's international markets, apart from Mozambique.

In South Africa, service revenue growth accelerated, supported by the Consumer mobile prepaid segment, which benefited from seasonal campaigns and an improved consumer environment in the quarter, as well as Business demand for fixed connectivity.

Service revenue in Egypt continued to grow above inflation during the quarter due to sustained customer base growth, price actions, and demand for data. In December, we implemented a further price increase across mobile and fixed services following the introduction of new regulatory price floors. Our financial services product, 'Vodafone Cash' continued to grow with revenue increasing to €30.4 million, and now represents 8.4% of Egypt's service revenue.

In Vodacom's international markets, service revenue growth was supported by a higher customer base and continued M-Pesa demand. M-Pesa revenue grew by 9.7% to €103.5 million, and now represents 27.8% of service revenue.

Vodacom Business service revenue grew by 6.6% (Q2: 3.0%) and organic growth in Vodacom Business service revenue was 10.8% (Q2: 9.2%), with growth in South Africa accelerating due to Business demand for fixed connectivity, including cloud services.

Customers
In South Africa, we added 61,000 mobile contract customers in the quarter, and now have a mobile contract base of 7.0 million. Across our active customer base, 78.2% of our mobile customers now use data services. Our 'VodaPay' super-app continued to gain traction with 10.1 million registered users.

In Egypt, we added 167,000 contract customers and 669,000 prepaid mobile customers during the quarter, and we now have 50.7 million mobile customers. 'Vodafone Cash' reached 10.5 million active users with 0.9 million users added during the quarter.

In Vodacom's international markets, we added 2.3 million mobile customers in Q3, and our mobile customer base is now 58.4 million, with 68.4% of active customers using our data services. Our M-Pesa customer base now totals 24.7 million active users with 0.9 million users added during the quarter.

Investor Briefing
Vodacom Group is hosting an investor briefing on 19 February 2025, which will encompass a series of presentations and showcases covering the Vodacom Group's medium-term strategy and the key growth opportunities across its markets and products.

Further information on our operations in Africa can be accessed here: vodacom.com.

   Notes to the Q3 FY25 Trading update
Basis of preparation

Adjusted EBITDAaL and Operating profit has been extracted from the Group's unaudited consolidated financial statements for the nine months ended 31 December 2024.

These financial statements, insofar as they are applicable to the calculation of Adjusted EBITDAaL and Operating profit, include all adjustments necessary for a fair statement of Adjusted EBITDAaL and Operating profit for the periods presented and apply the same accounting policies, presentation and methods of calculation as those followed in the preparation of the Group's consolidated financial statements for the year ended 31 March 2024, which were prepared in accordance with UK-adopted International Accounting Standards ('IAS'), with International Financial Reporting Standards ('IFRS') as issued by the IASB and with the requirements of the UK Companies Act 2006, except no goodwill impairment assessment in accordance with IAS 36 "Impairment of Assets" has been conducted at 31 December 2024.

The preparation of the unaudited consolidated financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the end of the reporting period, and the reported amounts of revenue and expenses during the period. Actual results could vary from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revisions affect only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Critical accounting judgements and estimates

The Group's critical accounting judgements and estimates are disclosed in the Group's Annual Report for the year ended 31 March 2024.

Judgements relating to goodwill impairment testing

Updated expectations of the future financial performance of Vodafone Germany will be reflected in the Group's impairment testing as well as considering the valuation implications of changes in other factors such as discount rates and the assessment of long-term growth rates, the results of which will be reported as part of our FY25 financial results in May. Given the limited headroom between the recoverable amount and the carrying value of Vodafone Germany as at 30 September 2024, the financial performance discussed on page 3 increases the likelihood of an impairment charge.

   Non-GAAP measures
In the discussion of the Group's reported operating results, non-GAAP measures are presented to provide readers with additional financial information that is regularly reviewed by management. This additional information presented is not uniformly defined by all companies including those in the Group's industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself a measure defined under GAAP. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure. The non-GAAP measures discussed in this document are listed below.

Non-GAAP measure	Defined on page	Closest equivalent GAAP measure	Reconciled on page
Performance metrics
Organic revenue growth	Page 8	Revenue	Pages 9 and 10
Organic service revenue growth	Page 8	Service revenue	Pages 9 and 10
Organic mobile service revenue growth	Page 8	Service revenue	Pages 9 and 10
Organic fixed service revenue growth	Page 8	Service revenue	Pages 9 and 10
Organic Vodafone Business service revenue growth	Page 8	Service revenue	Pages 9 and 10
Service revenue growth in Türkiye excluding the impact of the hyperinflationary adjustment	Page 8	Service revenue	Pages 9 and 10
Group Adjusted EBITDAaL	Page 11	Operating profit1	Page 11
Organic Group Adjusted EBITDAaL growth	Pages 8 and 11	Operating profit1	Page 11
Group Adjusted EBITDAaL margin	Page 11	Operating profit1	Page 11
Organic percentage point change in Group Adjusted EBITDAaL margin	Pages 8 and 11	Operating profit1	Page 11

Note:
1.   See page 7 for more information on the basis of preparation.

Performance metrics
Organic growth
Organic growth presents performance on a comparable basis, excluding the impact of foreign exchange rates, mergers and acquisitions, the hyperinflation adjustment in Türkiye and other adjustments to improve the comparability of results between periods.

Organic growth is calculated for revenue and profitability metrics, as follows:
-     Revenue;
-     Service revenue;
-     Mobile service revenue;
-     Fixed service revenue;
-     Vodafone Business service revenue;
-     Group Adjusted EBITDAaL; and
-     Group Adjusted EBITDAaL margin
Whilst organic growth is not intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that the measure provides useful and necessary information to investors and other interested parties for the following reasons:
-     It provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance;
-     It is used for internal performance analysis; and
-     It facilitates comparability of underlying growth with other companies (although the term 'organic' is not a defined term under GAAP and may not, therefore, be comparable with similarly-titled measures reported by other companies).
We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current period, with such changes being explained by the commentary in this document. If comparatives were provided, significant sections of the commentary for prior periods would also need to be included, reducing the usefulness and transparency of this document.
Service revenue growth in Türkiye excluding the impact of the hyperinflationary adjustment
This growth metric presents performance in Türkiye excluding hyperinflationary adjustment recorded in the Group's consolidated financial statements in accordance with IAS 29 'Financial Reporting in Hyperinflationary Economies'.

Non-GAAP measures

Quarter ended 31 December 2024
		Re-presented1	Reported growth	M&A and Other	Foreign exchange	Organic growth
	Q3 FY25	Q3 FY24
	€m	€m	%	pps	pps	%
Service revenue
Germany	2,706	2,892	(6.4)	-	-	(6.4)
Mobile service revenue	1,259	1,272	(1.0)	-	-	(1.0)
Fixed service revenue	1,447	1,620	(10.7)	-	-	(10.7)
UK	1,507	1,400	7.6	-	(4.3)	3.3
Mobile service revenue	1,096	1,034	6.0	-	(4.2)	1.8
Fixed service revenue	411	366	12.3	-	(4.7)	7.6
Other Europe	1,201	1,175	2.2	-	0.4	2.6
Türkiye2	776	393	97.5	13.7	(27.8)	83.4
Africa	1,607	1,543	4.1	-	7.5	11.6
Common Functions	165	137
Eliminations	(33)	(35)
Total service revenue	7,929	7,505	5.6	(0.2)	(0.2)	5.2
Other revenue	1,882	1,841
Revenue	9,811	9,346	5.0	(0.1)	(0.8)	4.1

Other growth metrics
Vodafone Business - Service revenue	2,051	1,943	5.6	(0.2)	(1.1)	4.3
Germany - Vodafone Business service revenue	594	612	(3.0)	-	-	(3.0)
UK - Vodafone Business service revenue	560	540	3.7	-	(4.1)	(0.4)
Other Europe - Vodafone Business service revenue	395	375	5.3	-	0.5	5.8
Türkiye - Vodafone Business service revenue	115	53	117.0	15.4	(29.6)	102.8
Africa - Vodacom Business service revenue	289	271	6.6	-	4.2	10.8

Notes:
1.   The results for the quarter ended 31 December 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are reported as discontinued operations. The disposals of Vodafone Spain and Vodafone Italy completed on 31 May 2024 and 31 December 2024, respectively.
2.   Reported service revenue growth in Türkiye of 97.5% includes 44.4pps in relation to the application of IAS 29 'Financial Reporting in Hyperinflationary Economies'.  Growth in Türkiye excluding the impact of these hyperinflationary adjustment was 53.1%.

Non-GAAP measures

Quarter ended 30 September 2024
			Reported growth	M&A and Other	Foreign exchange	Organic growth
	Q2 FY25	Q2 FY24
	€m	€m	%	pps	pps	%
Service revenue
Germany	2,722	2,903	(6.2)	-	-	(6.2)
Mobile service revenue	1,266	1,290	(1.8)	-	-	(1.8)
Fixed service revenue	1,456	1,613	(9.7)	-	-	(9.7)
UK	1,462	1,421	2.9	-	(1.7)	1.2
Mobile service revenue	1,063	1,057	0.6	-	(1.7)	(1.1)
Fixed service revenue	399	364	9.6	-	(1.6)	8.0
Other Europe	1,230	1,205	2.1	-	0.5	2.6
Türkiye1	588	495	18.8	37.4	32.9	89.1
Africa	1,502	1,498	0.3	-	9.4	9.7
Common Functions	176	151
Eliminations	(36)	(47)
Total service revenue	7,644	7,626	0.2	1.0	3.0	4.2
Other revenue	1,596	1,564
Revenue	9,240	9,190	0.5	1.3	2.8	4.6

Other growth metrics
Vodafone Business - Service revenue	1,979	1,935	2.3	0.5	1.2	4.0
Germany - Vodafone Business service revenue	598	609	(1.7)	-	-	(1.7)
UK - Vodafone Business service revenue	532	531	0.2	-	(1.9)	(1.7)
Other Europe - Vodafone Business service revenue	389	365	6.6	-	0.9	7.5
Türkiye - Vodafone Business service revenue	85	64	32.8	42.0	35.1	109.9
Africa - Vodacom Business service revenue	276	268	3.0	-	6.2	9.2

Note:
1.   Reported service revenue growth in Türkiye of 18.8% includes 30.7pps in relation to the application of IAS 29 'Financial Reporting in Hyperinflationary Economies'.  Growth in Türkiye excluding the impact of these hyperinflationary adjustment was 49.5%.

Non-GAAP measures

Non-GAAP measure	Purpose	Definition
Group Adjusted EBITDAaL
Adjusted EBITDAaL is used in conjunction with financial measures such as operating profit to assess our operating performance and profitability.
It is a key external metric used by the investor community to assess performance of our operations.
It is our segment performance measure in accordance with IFRS 8 (Operating Segments).

Adjusted EBITDAaL is operating profit after depreciation on lease-related right of use assets and interest on lease liabilities but excluding depreciation, amortisation and gains/losses on disposal of owned assets and excluding share of results of equity accounted associates and joint ventures, impairment losses/reversals, restructuring costs arising from discrete restructuring plans, other income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group.

Group Adjusted EBITDAaL margin		Group Adjusted EBITDAaL margin is Group Adjusted EBITDAaL divided by Revenue.

The tables below provide the reconciliations of: (i) Group Adjusted EBITDAaL to Group Operating profit which is the closest equivalent GAAP measure; (ii) Reported growth in Group Adjusted EBITDAaL to organic growth in Group Adjusted EBITDAaL; and (iii) Reported growth in the Group Adjusted EBITDAaL margin and the organic growth in the Group Adjusted EBITDAaL margin.

			Reported growth	M&A and Other	Foreign exchange	Organic growth
	Q3 FY25	Q3 FY24
	€m	€m	%	pps	pps	%
Group Adjusted EBITDAaL	2,828	2,795	1.2	(1.2)	2.2	2.2
Restructuring costs	(40)	(9)
Interest on lease liabilities	127	113
(Loss)/profit on disposal of property, plant and equipment and intangible assets	(4)	6
Depreciation and amortisation of owned assets	(2,018)	(1,851)
Share of results of equity accounted associates and joint ventures	(26)	(70)
Other income	155	268
Group Operating profit1	1,022	1,252

Percentage point change in Adjusted EBITDAaL margin	28.8	29.9	(1.1)	0.2	0.4	(0.5)

			Reported growth	M&A and Other	Foreign exchange	Organic growth
	YTD FY25	YTD FY24
	€m	€m	%	pps	pps	%
Group Adjusted EBITDAaL	8,239	8,222	0.2	0.8	2.2	3.2
Restructuring costs	(98)	(111)
Interest on lease liabilities	347	330
Loss on disposal of property, plant and equipment and intangible assets	(16)	(12)
Depreciation and amortisation of owned assets	(5,690)	(5,464)
Share of results of equity accounted associates and joint ventures	(66)	(121)
Impairment reversal	-	64
Other income	688	201
Group Operating profit1	3,404	3,109

Percentage point change in Adjusted EBITDAaL margin	29.3	30.1	(0.8)	0.3	0.2	(0.3)

Note:
1.   See page 7 for more information on the basis of preparation.

        Definitions

Key terms are defined below. See page 8 for the location of definitions for non-GAAP measures.

Term	Definition
Africa	Comprises the Vodacom Group.
ARPU	Average revenue per user, defined as customer revenue and incoming revenue divided by average customers.
Common Functions	Comprises central teams and business functions.
Depreciation and amortisation
The accounting charge that allocates the cost of tangible or intangible assets, whether owned or leased, to the income statement over its useful life. The measure includes the profit or loss on disposal of property, plant and equipment, software and leased assets.

Eliminations	Refers to the removal of intercompany transactions to derive the consolidated financial statements.
Europe	Comprises the Group's European businesses and the UK.
Fixed service revenue	Service revenue (see below) relating to the provision of fixed line and carrier services.
GAAP	Generally Accepted Accounting Principles.
IFRS	International Financial Reporting Standards.
Incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers.
Internet of Things ('IoT')
The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enable these objects to collect data and exchange communications with one another or a database.

MDU	Multi Dwelling Units.
Mobile service revenue	Service revenue (see below) relating to the provision of mobile services.
NPS	Net Promoter Score.
Other Europe	Other Europe markets comprise Portugal, Ireland, Greece, Romania, Czech Republic and Albania.
Other revenue	Other revenue principally includes equipment revenue, interest income, income from partner market arrangements and lease revenue, including in respect of the lease out of passive tower infrastructure.
Reported growth	Reported growth is based on amounts reported in euros and determined under IFRS.
Revenue	The total of Service revenue (see below) and Other revenue (see above).
Roaming	Roaming allows customers to make calls, send and receive texts and data on our and other operators' mobile networks, usually while travelling abroad.
Service revenue
Service revenue is all revenue related to the provision of ongoing services to the Group's consumer and enterprise customers, together with roaming revenue, revenue from incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls.

Vodafone Business
Vodafone Business supports organisations in a digital world. With Vodafone's expertise in connectivity, our leading IoT platform and our global scale, we deliver the results that organisations need to progress and thrive. We support businesses of all sizes and sectors.

        Notes

1.   References to Vodafone are to Vodafone Group Plc and references to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated. Vodafone, the Vodafone Speech Mark Devices, Vodacom and everyone.connected are trademarks owned by Vodafone. Other product and company names mentioned herein may be the trademarks of their respective owners.
2.   All growth rates reflect a comparison to the quarter ended 31 December 2023 unless otherwise stated.
3.   References to "Q1", "Q2", "Q3" and "Q4" are to the three months ended 30 June, 30 September, 31 December and 31 March. References to the "year", "financial year" or "FY25" are to the financial year ending 31 March 2025. References to "last year", "last financial year" or "FY24" are to the financial year ended 31 March 2024. References to "YTD" are to the nine months ended 31 December.
4.   Vodacom refers to the Group's interest in Vodacom Group Limited ('Vodacom') as well as its operations, including subsidiaries in South Africa, Egypt, DRC, Tanzania, Mozambique and Lesotho.
5.   This document contains references to our and our affiliates' websites. Information on any website is not incorporated into this update and should not be considered part of this update.

        Forward-looking statements and other matters

This document contains 'forward-looking statements' within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group's financial condition, results of operations and businesses and certain of the Group's plans and objectives. In particular, such forward-looking statements include, but are not limited to, statements with respect to: the Group's portfolio transformation plan; expectations regarding the Group's financial condition or results of operations and the guidance for Adjusted EBITDAaL and Adjusted free cash flow for the financial year ending 31 March 2025; completion of the merger of Vodafone UK and Three UK; the mobile network sharing agreement with Virgin Media O2; the announced potential acquisition of Telekom Romania; changes to German TV laws and the migration of users to individual TV customer contracts; expectations for the Group's future performance generally; the Group's share buyback programme; expectations regarding the operating environment and market conditions and trends, including customer usage, competitive position and macroeconomic pressures, price trends and opportunities in specific geographic markets; intentions and expectations regarding the development, launch and expansion of products, services and technologies, either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently; expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses; the impact of regulatory and legal proceedings involving the Group and of scheduled or potential regulatory changes; certain of the Group's plans and objectives, including the Group's strategy.

Forward-looking statements are sometimes but not always identified by their use of a date in the future or such words as 'will', 'may', 'expects', 'believes', 'continue', 'plans', 'further', 'ongoing', 'progress', 'targets' or 'could'. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to the following: general economic and political conditions in the jurisdictions in which the Group operates and changes to the associated legal, regulatory and tax environments; increased competition; levels of investment in network capacity and the Group's ability to deploy new technologies, products and services, including artificial intelligence; the Group's ability to optimise its portfolio in line with its business transformation plan; evolving cyber threats to the Group's services and confidential data; rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations; the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services; the Group's ability to generate and grow revenue; slower than expected impact of new or existing products, services or technologies on the Group's future revenue, cost structure and capital expenditure outlays; slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure; the Group's ability to extend and expand its spectrum resources, to support ongoing growth in customer demand for mobile data services; the Group's ability to secure the timely delivery of high-quality products from suppliers; loss of suppliers, disruption of supply chains, shortages and greater than anticipated prices of new mobile handsets; changes in the costs to the Group of, or the rates the Group may charge for, terminations and roaming minutes; the impact of a failure or significant interruption to the Group's telecommunications, data centres, networks, IT systems or data protection systems; the Group's ability to realise expected benefits from acquisitions, partnerships, joint ventures, associates, franchises, brand licences, platform sharing or other arrangements with third parties, including the combination of Vodafone's UK business with Three UK, the mobile network sharing agreement with Virgin Media O2 and the Group's strategic partnership with Microsoft; acquisitions and divestments of Group businesses and assets and the pursuit of new, unexpected strategic opportunities; the Group's ability to integrate acquired business or assets; the extent of any future write-downs or impairment charges on the Group's assets, or restructuring charges incurred as a result of an acquisition or disposition; developments in the Group's financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends; the Group's ability to satisfy working capital requirements; changes in foreign exchange rates; changes in the regulatory framework in which the Group operates; the impact of legal or other proceedings against the Group or other companies in the communications industry; and changes in statutory tax rates and profit mix.

A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found in the summary of our principal risks in the Group's Annual Report for the year ended 31 March 2024 and under "Risk factors" and "Forward-looking statements and other matters" in the Vodafone Group Plc H1 Results for the six months ended 30 September 2024. The Annual Report can be found on the Vodafone Group's website (investors.vodafone.com/results). All subsequent written or oral forward-looking statements attributable to Vodafone or any member of the Vodafone Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

 Copyright © Vodafone Group 2025

-End-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: February 04, 2025	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary